Free Writing Prospectus filed Pursuant to Rule 433 Registration No. 333-126811 May 22, 2007

iPath Buy-Write PRE Launch Email

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Coming Soon: New iPathSM CBOE S&P 500 BuyWrite IndexSM ETN

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YOUR BUY-WRITE STRATEGY MADE EASIER

The iPathSM CBOE S&P 500 BuyWrite Exchange Traded Note (ETN) is expected to begin trading on the American Stock Exchange (AMEX) on or around May 23rd under the symbol “BWV” It will be the first ETN to offer investors cost-effective, tax-efficient exposure to the CBOE S&P 500 BuyWrite IndexSM. The index tracks the total return of a hypothetical “buy-write”, or “covered call”, strategy on the S&P 500® Index.

A buy-write strategy can help reduce losses from downside market performance in an equity portfolio. And now it’s as easy to implement as placing a single trade.

The new ETN will offer:

•	Risk reduction: reduced volatility compared with the S&P 500® Index.

•	Ease of use: Exchange traded, eliminating the need to manually execute and manage a portfolio of stocks and options positions.

•	Tax advantage: Will not make taxable distributions, enabling investors to control the timing of taxable events related to their investment in the new iPath ETN.

All iPath ETNs offer:

•	Transparency

•	Cost efficiency

•	Tax efficiency

•	Daily exchange liquidity

[Links in right column]

Get the BWV Term Sheet and preliminary pricing supplement.

For more information on the new iPath ETN, call us at 1-877-76-iPath or visit www.iPathETN.com.

If you have any questions, please contact:

Northeast:	Brendan Ahern	Kristen Mierzwa
	415-402-4654	415-402-4912

Mid-Atlantic:	Fred Schachinger	Vivian Tsai
	415-875-4822	415-402-4994

Southeast:	C. Dee Brown	Stan Kiang
	888-244-7410	415-402-4632

Midwest:	David Rapozo	Cathy Pippenger
	312-674-4782	415-402-4975

Northwest:	Sarah Lochner	Colleen Kapoor
	415-402-4691	415-402-4659

Southwest:	Brian Towns	Colleen Kapoor
	415-402-4636	415-402-4659

Above named are representatives of Barclays Global Investors Services.

Find your iPath

1-877-76-iPath

www.iPathETN.com

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iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

The sale, redemption or maturity of the Securities will generate tax consequences. In certain cases, you may be required to make a specific election in order to receive the most favorable tax treatment. For a more complete description, please see the description of the US federal income tax treatment in the applicable Pricing Supplement at www.iPathETN.com.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment, and illiquidity. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer, and on the dates on which you may redeem them, as specified in the applicable prospectus. Sales in the secondary market may result in significant losses.

A “buy-write” strategy consists of a hypothetical portfolio consisting of a “long” position in the components of an underlying index and the sale of a succession of one-month, at- or slightly out-of-the-money call options on the underlying index or its components. An investment in iPath ETNs linked to buy-write strategies limit participation in any appreciation of the underlying indexes above the strike price of the call options sold, but exposure to any decline in the value of the indexes will not be limited. Stock and option prices may change unpredictably, affecting the value of the buy-write strategy and, consequently, the value of your Securities in unforeseeable ways.

Barclays Bank PLC and its affiliates, including Barclays Global Investors, N.A. and its affiliates and Barclays Capital Inc. and its affiliates, do not provide tax advice. Please note that (i) any discussion of US tax matters contained in this communication (including any attachments) cannot be used by you for the purpose of avoiding tax penalties; (ii) this communication was written to support the promotion or marketing of the matters addressed herein; and (iii) you should seek advice based on your particular circumstances from an independent tax advisor.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500”, and “500” are trademarks of Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and “BuyWrite” and “CBOE” are trademarks of the Chicago Board Options Exchange, Incorporated (“CBOE”). These marks have been licensed for use by Barclays Bank PLC. The Securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s or CBOE and Standard & Poor’s and CBOE make no representation regarding the advisability of investing in the Securities.

© 2007 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 4634-iP-0507

· NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE